SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	Annual Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934 for the fiscal year ended December 31, 2009
or

☐	Transition Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934 for the transition period from to
Commission file number 000-20557
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Andersons, Inc. Retirement Savings Investment Plan.
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Andersons, Inc., 480 West Dussel Drive, Maumee, Ohio 43537.

The Andersons, Inc. Retirement Savings Investment Plan

Report of Independent Registered Public Accounting Firm
To the Pension Committee
The Andersons, Inc. Retirement Savings Investment Plan
Maumee, Ohio
We have audited the statement of net assets available for benefits of The Andersons, Inc. Retirement Savings Investment Plan as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Andersons, Inc. Retirement Savings Investment Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McGladrey & Pullen, LLP
Columbus, Ohio
June 29, 2010

The Andersons, Inc. Retirement Savings Investment Plan
Report of Independent Registered Public Accounting Firm
To the Pension Committee
The Andersons, Inc. Retirement
          Savings Investment Plan
We have audited the accompanying financial statement of net assets available for plan benefits of The Andersons, Inc. Retirement Savings Investment Plan as of December 31, 2008. The financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets of The Andersons, Inc. Retirement Savings Investment Plan as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
/s/ Plante & Moran, PLLC
Southfield, Michigan
June 19, 2009

The Andersons, Inc. Retirement Savings Investment Plan
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008

Assets — Participant-directed investments:
Mutual funds:
Fidelity Spartan U.S. Equity Index Fund	$12,707,869	$9,853,712
Fidelity Magellan Fund	—	5,137,978
Fidelity U.S. Bond Index Fund	16,127,356	14,735,509
Fidelity Money Market Trust, Retirement Government Money Market Portfolio	12,612,113	11,364,852
Fidelity Low-priced Stock Fund	8,147,599	5,630,215
Fidelity Contrafund	14,362,271	6,954,703
Harbor International Instl Fund	1,181,433	640,766
Janus Enterprise Fund	4,883,792	3,293,980
Davis NY Venture A Fund	6,831,027	5,062,182
Fidelity Freedom Income Fund	298,656	201,275
Fidelity Freedom 2000 Fund	584,262	459,910
Fidelity Freedom 2005 Fund	97,196	60,420
Fidelity Freedom 2010 Fund	3,654,325	3,728,023
Fidelity Freedom 2015 Fund	1,418,754	948,339
Fidelity Freedom 2020 Fund	3,895,561	2,960,853
Fidelity Freedom 2025 Fund	1,875,743	1,020,010
Fidelity Freedom 2030 Fund	2,122,472	1,426,328
Fidelity Freedom 2035 Fund	708,983	374,551
Fidelity Freedom 2040 Fund	734,099	522,935
Fidelity Freedom 2045 Fund	300,817	114,551
Fidelity Freedom 2050 Fund	401,385	95,193
Dodge and Cox Stock Fund	5,432,279	4,175,062
Allianz RCM Technology Instl Fund	2,192,283	1,328,129
First Eagle Overseas Fund	6,072,490	5,272,917
Fidelity Small Cap Stock Fund	1,874,082	830,275
Masters Select International Fund	7,985,050	6,097,850
American Beacon Small Cap Value Fund	1,369,372	960,349
Vanguard Short-Term Investment-Grade Adm	3,463,692	2,629,197
Common stock of The Andersons, Inc.	6,992,182	4,377,195
Participant loans	2,903,839	2,881,946

Net Assets Available for Benefits	$131,230,982	$103,139,205

See Notes to Financial Statements.

The Andersons, Inc. Retirement Savings Investment Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2009
Additions
Contributions:
Participants	$6,042,849
Employer	3,370,587
Rollovers	35,143

Total contributions	9,448,579

Investment income:
Interest and dividends	2,232,980
Net appreciation in fair value of investments during the year	24,120,229

Total additions	35,801,788

Deductions
Benefit payments made to active and terminated participants	7,689,749
Investment fees	20,262

Total deductions	7,710,011

Net Increase	28,091,777

Net Assets Available for Benefits - Beginning of year	103,139,205

Net Assets Available for Benefits - End of year	$131,230,982

See Notes to Financial Statements.

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 1 — Summary of Significant Accounting Policies
The accounting records of The Andersons, Inc. Retirement Savings Investment Plan (the “Plan”) are maintained on the accrual basis by The Andersons, Inc. (the “Plan Sponsor”). Plan assets are maintained by Fidelity Management Trust Company (the “Trustee”) and monitored by the pension committee established by the Plan Sponsor.
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Benefits are recorded when paid.
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the Plan’s investments in mutual funds are based on net asset values on the last business day of the plan year. The fair value of the Plan’s investments in The Andersons, Inc. common stock is based on NASDAQ closing market prices on the last business day of each plan year. Participant loans are stated at their outstanding balances, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Investment securities are exposed to various risks, such as interest rate, market, and credit risk. It is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Participant contributions and Employer matching contributions are recognized when the participant contributions are withheld from the employee’s earnings. Employer supplemental contributions are recognized when declared.
The Plan Administrator has evaluated subsequent events through the date and time the financial statements were issued.

The Andersons, Inc. Retirement Savings Investment Plan
     Notes to Financial Statements
December 31, 2009 and 2008
Note 2 — Description of the Plan
The Plan is a defined contribution plan that covers substantially all employees of The Andersons, Inc. and its wholly owned subsidiary, The Andersons Mower Center, Inc. (the “Company”). The Plan provides for retirement, disability, and death benefits for participants who meet certain eligibility requirements, including attaining age 21. Full-time employees are eligible to begin deferring money into the Plan as soon as practicable following their date of hire. Part- time employees are eligible to begin deferring money into the Plan upon meeting the 1,000 hours and 12 months service requirement. Employer-matching contributions are made once the employee enters the Plan.
Employee contributions may be made by salary reduction up to 75 percent of annual compensation (in 1.0 percent increments) subject to the maximum annual contribution allowed by law. The Plan provides for a required minimum employer contribution of 3 percent of a participant’s compensation plus 50 percent of each participant’s deferral contributions in excess of 3 percent, but not in excess of 5 percent of the participant’s compensation deferred, subject to limitations in the Internal Revenue Code.
The Plan may accept rollover contributions from certain IRAs or from other qualified defined benefit or contribution plans of The Andersons, Inc. or participants’ former employers.
The Plan Sponsor may make supplemental contributions to the Plan at its sole discretion. Supplemental contributions were $108,133 for the year ended December 31, 2009.
Forfeited balances of terminated accounts are used to reduce future employer contributions. The balance of forfeited nonvested accounts was not material in 2009 or 2008. In 2009 employer contributions were reduced by $20,078 from forfeited nonvested accounts.
Each participant directs Fidelity Management Trust Company to invest any or all of his or her account among various investment options, including an option to invest in the common stock of The Andersons, Inc. Participants may transfer account balances among the different funds on a daily basis.
Each participant’s account is credited with their contributions, the Employer matching contributions and the Employer supplemental contributions and an allocation of investment earnings. Allocations are based on the participant’s selected allocation percentages. Investment income is allocated to participant accounts by investment fund balance on a daily basis. This allocation is based upon the ratio of each participant’s weighted average fund balance to the total of all participants’ fund balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. No assets of any participant account may be used for the benefit of any other account or participant.

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 2 — Description of the Plan (Continued)
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan and the trust at any time. In the event of termination of the Plan, participants become fully vested in their individual accounts.
A participant is entitled to a benefit representing his or her salary reduction contributions, the vested amount of employer contributions, and allocated income thereon (including realized and unrealized gains and losses). Upon termination of employment due to retirement, permanent disability, or death, a participant or his or her beneficiary is entitled to receive distribution of the vested account balance in a lump sum or in monthly installments.
Participants are immediately 100 percent vested in employee salary and rollover contributions and any income or loss thereon. Vesting in the Company’s contribution portion of their accounts, plus actual earnings thereon, is based on years of service. Participants vest in Company contributions 20 percent after one year of service and an additional 20 percent after each year of service until they become fully vested after five years of service.
Withdrawals of employer and employee salary reduction contributions and related income thereon during the participant’s employment are prohibited unless the participant has attained age 59 1/2 or the participant can show immediate and extreme financial hardship as determined by the pension committee.
Additional information about the plan agreement and limitations on contributions is available from the human resources department of the Plan Sponsor or from designated individuals at the Company.
Participants may borrow up to 50 percent of their vested account balances. The minimum loan amount is $1,000 and the maximum is $50,000. Each participant may only have one loan outstanding and each loan bears interest at a fixed rate equal to the prime rate at the end of the quarter previous to initiation of the loan plus 1 percent.
The Plan Sponsor pays substantially all costs of administering the Plan, including trustee fees. The Plan pays investment fees.

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 3 — Fair Value Measurements
Generally accepted accounting principles provide a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability. In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.
Disclosures concerning assets measured at fair value are presented below. The Plan has no liabilities measured at fair value.

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 3 — Fair Value Measurements (Continued)
Assets Measured at Fair Value on a Recurring Basis at December 31, 2009

	Quotes Prices
	in Active Markets	Significant Other
	for Identical	Observable Inputs	Significant Unobservable
	Assets (Level 1)	(Level 2)	Inputs (Level 3)	Total

Mutual Funds:
Large Cap Funds	$39,333,446	$—	$—	$39,333,446
Mid-Cap Funds	13,031,391	—	—	13,031,391
Small Cap Funds	3,243,454	—	—	3,243,454
Blended Funds	16,092,253	—	—	16,092,253
International Funds	15,238,973	—	—	15,238,973
Bond Funds	19,591,048	—	—	19,591,048
Technology Fund	2,192,283	—	—	2,192,283
Money-Market Fund	12,612,113	—	—	12,612,113
Common Stock of The Andersons, Inc.	6,992,182	—	—	6,992,182

Participant Loans	—	—	2,903,839	2,903,839

	$128,327,143	$—	$2,903,839	$131,230,982

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 3 — Fair Value Measurements (Continued)
Assets Measured at Fair Value on a Recurring Basis at December 31, 2008

	Quoted Prices in
	Active Markets for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual Funds	$95,880,064	$—	$—	$95,880,064
Common Stock	4,377,195	—	—	4,377,195
Participant Loans	—	—	2,881,946	2,881,946

	$100,257,259	$—	$2,881,946	$103,139,205

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth a summary of the changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2009:

Participant Loans
Balance at December 31, 2008	$2,881,946
Purchases, sales, issuances and settlements — net	21,893

Balance at December 31, 2009	$2,903,839

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008
The Financial Accounting Standards Board issued an Amendment, “Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements” (ASU 2010-06), which requires new disclosures and reasons for transfers of financial assets and liabilities between levels 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements. It further clarifies that that reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes.
With respect to matters other than Level 3 measurements, the amendment was effective and not yet adopted for periods beginning on or after December 15, 2009. The guidance related to Level 3 measurements is effective for periods beginning on or after December 15, 2010 and has not yet been adopted. The Plan is currently evaluating the impact of the guidance related to Level 3 measurements on financial statement disclosures.
Note 4 — Investments
The following table presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2009	2008

Fidelity Spartan U.S. Equity Index Fund	$12,707,869	$9,853,712
Fidelity U.S. Bond Index Fund	16,127,356	14,735,509

Fidelity Money Market Trust, Retirement Government Money Market Portfolio	12,612,113	11,364,852
Fidelity Low-priced Stock Fund	8,147,599	5,630,215
Fidelity Contrafund	14,362,271	6,954,703
Davis NY Venture A Fund	6,831,027	*
Masters Select International Fund	7,985,050	6,097,850
First Eagle Overseas Fund	*	5,272,917
Common stock of The Andersons, Inc.	6,992,182	*

*	Less than 5% of the Plan’s net assets in the reported year.

The Andersons, Inc. Retirement Savings Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 4 — Investments (Continued)
The Plan’s investments at December 31, 2009 and 2008 are held by the Trustee. The Plan’s investments (including investments bought, sold, and held during the year) appreciated in fair value during the year ended December 31, 2009 as follows:

2009
Net appreciation in fair value:
Mutual funds	$21,274,148
The Andersons, Inc common stock	2,846,081

Total	$24,120,229

Note 5 — Transactions with Parties-in-interest
Fees paid by the Plan Sponsor to parties-in-interest for legal, accounting, and other services rendered to the Plan are based on customary and reasonable rates for such services. In addition, certain investments held by the Plan are invested in securities managed by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Trustee, as well as shares of the Company’s common stock. Fees paid by the Plan for administrative services provided by Fidelity Investments Institutional Operations Company, Inc. amounted to $20,262 for the year ended December 31, 2009.
Note 6 — Income Tax Status
The Internal Revenue Service ruled on March 31, 2003, applicable for the amendments executed February 19, 2002, that the Plan for The Andersons, Inc. and The Andersons Mower Center, a participating employer, qualifies under Section 401(a) of the Internal Revenue Code (the “Code”) and that the trust, therefore, is exempt from taxation. The Plan is required to operate in conformity with the Internal Revenue Code and ERISA to maintain its tax-exempt status. The Plan’s administrator is not aware of any course of action or events that have occurred that might adversely affect the Plan’s qualified status. The Plan has been amended since the determination letter was issued. Management believes that the amendments do not change the Plan’s status for meeting the requirements of Section 401(a) of the Internal Revenue Code and that the trust is still exempt from taxation.
The Financial Accounting Standards Board issued new guidance on accounting for uncertainty in income taxes. The Plan adopted this new guidance for the year ended December 31, 2009. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Andersons, Inc. Retirement Savings Investment Plan
Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Item 4i
EIN 34-1562374, Plan No. 003
December 31, 2009

	Issuer	Identity of Issue	Cost	Fair Value
**	Fidelity Investments	Fidelity Spartan U.S. Equity Index Fund - Mutual fund	*	$12,707,869
**	Fidelity Investments	Fidelity U.S. Bond Index Fund — Mutual fund	*	$16,127,356
**	Fidelity Investments	Fidelity Money Market Trust, Retirement Government Money Market Portfolio — Mutual fund	*	$12,612,113
**	Fidelity Investments	Fidelity Low-priced Stock Fund — Mutual fund	*	$8,147,599
**	Fidelity Investments	Fidelity Contrafund — Mutual fund	*	$14,362,271
	Harbor	Harbor International Instl Fund — Mutual fund	*	$1,181,433
	Janus	Janus Enterprise Fund — Mutual fund	*	$4,883,792
	Davis Funds	Davis NY Venture A Fund — Mutual fund	*	$6,831,027
**	Fidelity Investments	Fidelity Freedom Income Fund — Mutual fund	*	$298,656
**	Fidelity Investments	Fidelity Freedom 2000 Fund — Mutual fund	*	$584,262
**	Fidelity Investments	Fidelity Freedom 2005 Fund — Mutual fund	*	$97,196
**	Fidelity Investments	Fidelity Freedom 2010 Fund — Mutual fund	*	$3,654,325
**	Fidelity Investments	Fidelity Freedom 2015 Fund — Mutual fund	*	$1,418,754
**	Fidelity Investments	Fidelity Freedom 2020 Fund — Mutual fund	*	$3,895,561
**	Fidelity Investments	Fidelity Freedom 2025 Fund — Mutual fund	*	$1,875,743
**	Fidelity Investments	Fidelity Freedom 2030 Fund — Mutual fund	*	$2,122,472
**	Fidelity Investments	Fidelity Freedom 2035 Fund — Mutual fund	*	$708,983
**	Fidelity Investments	Fidelity Freedom 2040 Fund — Mutual fund	*	$734,099
**	Fidelity Investments	Fidelity Freedom 2045 Fund — Mutual fund	*	$300,817
**	Fidelity Investments	Fidelity Freedom 2050 Fund — Mutual fund	*	$401,385
	Dodge and Cox	Dodge and Cox Stock Fund — Mutual fund	*	$5,432,279
	Allianz Funds	Allianz RCM Technology Instl Fund — Mutual fund	*	$2,192,283
	First Eagle	First Eagle Overseas Fund — Mutual fund	*	$6,072,490
**	Fidelity Investments	Fidelity Small Cap Stock Fund — Mutual fund	*	$1,874,082
	Masters	Masters Select International Fund — Mutual fund	*	$7,985,050
	American Beacon	American Beacon Small Cap Value Fund — Mutual fund	*	$1,369,372
	Vanguard	Vanguard Short-Term Investment — Grade Adm - Mutual fund	*	$3,463,692
**	The Andersons, Inc.	The Andersons, Inc. common stock	*	$6,992,182
**	Participants	Participant loans with interest ranging from 4.0 percent to 10.0 percent		$2,903,839

		Total		$131,230,982

*	Cost information is not required under ERISA for participant directed investments

**	Represents party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange act of 1934, the plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Andersons, Inc. Retirement Savings Investment Plan
(Name of Plan)
The Andersons, Inc. (Registrant)
Date: June 29, 2010	By	/s/ Michael J. Anderson
Michael J. Anderson
President and Chief Executive Officer

Date: June 29, 2010	By	/s/ Richard R. George
Richard R. George
Vice President, Controller and CIO (Principal Accounting Officer)

Date: June 29, 2010	By	/s/ Nicholas C. Conrad
Nicholas C. Conrad
Vice President, Finance and Treasurer (Principal Financial Officer)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement (No. 333-53137) of The Andersons, Inc. on Form S-8, of our report dated June 29, 2010, related to the financial statements and supplemental schedule of The Andersons, Inc. Retirement Savings Investment Plan appearing in this Annual Report on Form 11-K of The Andersons, Inc. Retirement Savings Investment Plan for the year ended December 31, 2009.
/s/ McGladrey & Pullen, LLP
Columbus, Ohio
June 29, 2010

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the registration statement (No. 333-53137) on Form S-8 of our report dated June 19, 2009 appearing in the annual report Form 11-K of The Andersons, Inc. Retirement Savings Investment Plan as of December 31, 2008.
/s/ Plante & Moran, PLLC
Southfield, Michigan
June 28, 2010